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                             January 4, 2023

       Tim Smith
       Chief Executive Officer, President
       U.S. GoldMining Inc.
       1030 West Georgia Street, Suite 1830
       Vancouver, BC, Canada V6E 2Y3

                                                        Re: U.S. GoldMining
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Filed December 23,
2022
                                                            CIK No. 0001947244

       Dear Tim Smith:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Risk Factors, page 17

   1. We note your revised disclosure in response to prior comment 2 and reissue in part.
                                                        Please revise to
disclose the potential consequences if the financing provided by your inter-company agreement
with GoldMining Inc. is interrupted or terminated.
 Tim Smith
FirstName  LastNameTim Smith
U.S. GoldMining  Inc.
Comapany
January    NameU.S. GoldMining Inc.
        4, 2023
January
Page 2 4, 2023 Page 2
FirstName LastName
        You may contact Steve Lo, Staff Accountant at 202-551-3394 or Craig Arakawa,
Accounting Branch Chief at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer at
202 551-3718 for engineering related questions. Please contact Michael Purcell, Staff Attorney at
202-551-5351 or Irene Barberena-Meissner. Staff Attorney at 202-551-6548 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:      Rick Werner